3: Memo from Chairman Lloyd U

Exhibit 99.2

From: Lloyd U. Noland, III Date: April 12, 2005

Subject: WinWholesale Merger

To: All Noland Employees

I am writing to inform you that your Company has signed a merger agreement with WinWholesale, a national wholesale distributor, whereby WinWholesale will purchase the Company by means of a tender offer for all the outstanding shares of Noland stock.

Our Board of Directors, as recommended by a special committee of the Board comprised entirely of independent directors, has determined that the sale of the Company to WinWholesale, at a price of $74 per share in cash, is in the best interests of Noland's shareholders and has unanimously approved the sale in accordance with the terms set forth in the merger agreement.

WinWholesale is a national wholesale distributor based in Dayton, Ohio with annual revenues of approximately $1.4 billion. They have more than 400 operations in 41 states, including some in our territory. But the market overlap between WinWholesale and Noland is relatively small, so our geographic footprint nicely complements theirs.

WinWholesale intends to operate Noland as a subsidiary, pretty much as we run it. All indications are that this sale will have little immediate impact on the day-to-day life of most employees of the Company. Further, merging with a larger company like WinWholesale that is truly national in scope is likely to provide enhanced opportunities for our career employees.

Additionally, we believe this merger will enhance our ability to serve our customers and efficiently bring our vendors' products to the marketplace. But it is our intention that this transaction appear transparent to our suppliers and customers, so we ask for your help in making sure that we are not distracted or hampered by this development. We have had a good start to another great year but we need to make sure that Big Mo stays on board.

I understand that this news likely comes as a great surprise to you, and I apologize for the impersonal nature of this announcement. Because the Board felt it was important to get this news to you as quickly as possible, this memo seemed the logical means of communication. We will be communicating more about this transaction and its impact on you over the coming weeks. Meanwhile, please refer to our news release posted in your branch or on your Corporate Office bulletin boards. Of course, please feel free to ask your branch manager or department head if you have questions.

I want to thank you, both personally and on behalf of the Board of Directors, for your continued service and dedication to the Company.

Sincerely,

Lloyd U. Noland, III

Chairman and CEO